

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 14, 2012

Via E-mail
Mr. Terry J. McClain
Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

> **Re:** **Valmont Industries, Inc.**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed February 23, 2011**
> **File No. 1-31429**

Dear Mr. McClain:

We have reviewed your response letter dated February 3, 2012 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 25, 2010

Critical Accounting Policies, page 37
Income Taxes, page 39

1.   We note your response to our prior comment one and appreciate the additional information you have provided. However it is still unclear to us what consideration you gave to potential tax planning strategies such as, but not limited to, the interest-bearing notes at the time of the Delta acquisition and through the measurement period. While tax planning strategies may be subject to some uncertainties, it is unclear to us how and why no viable tax planning strategy was identified at the time of the acquisition and why you were not aware of or working on any tax planning strategy to utilize the U.K. losses. Please explain further.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief